SUMMARY REPORT

ON THE

LMS GOLD PROJECT,

GOODPASTER DISTRICT,

ALASKA

February 12, 2008

Prepared by:

Paul Klipfel Ph.D.  CPG # 10821

Gary Giroux  P. Eng.  M.Sc.

Consulting Economic Geologist

Geological Engineer

Mineral Resource Services Inc.

Giroux Consulting Ltd.

4889 Sierra Pine Dr.

1215-675 W. Hastings St

Reno, NV 89509

Vancouver, B.C. V6B 1N2

775 742-2237

604 684-0899

For:

International Tower Hill Mines Inc.

TABLE OF CONTENTS

Section

1.0

SUMMARY

2.0

INTRODUCTION AND TERMS OF REFERENCE

2.1

Introduction

2.2

Terms of Reference

2.3

Purpose of Report

2.4

Sources of Information

2.5

Field Examination

3.0

RELIANCE ON OTHER EXPERTS

4.0

PROPERTY DESCRIPTION AND LOCATION

4.1

Area and Location

4.2

Claims and Agreements

4.3

Environmental Liability

4.4

Permits

5.0

ACCESS, CLIMATE, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1

Access

5.2

Climate

5.3

Local Resources

5.4

Infrastructure and Physiography

6.0

HISTORY

7.0

GEOLOGICAL SETTING

7.1

Regional Geology

7.2

Local Geology

8.0

DEPOSIT TYPES

9.0

MINERALIZATION

10.0

EXPLORATION

10.1

Past Exploration

10.2

Current Exploration

11.0

DRILLING

12.0

SAMPLING METHOD AND APPROACH

12.1

Past Sampling

12.2

Current Sampling

13.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1

Past Procedures

13.2

Current Procedures

14.0

DATA VERIFICATION

15.0

ADJACENT PROPERTIES

16.0

MINERAL PROCESSING AND METALLURGICAL TESTING

17.0

MINERAL RESOURCE ESTIMATE

17.1

Introduction

17.2

Resource Estimation Procedures

17.2.1

Modeling

17.2.2

Composites

17.2.3

Variography

17.2.4

Bulk Density

17.2.5

Block Model

17.3

Resource Statement

17.4

Mineral Resource Classification

18.0

OTHER RELEVANT DATA AND INFORMATION

19.0

INTERPRETATION AND CONCLUSIONS

20.0

RECOMMENDATIONS

20.1

Recommended Exploration

20.2

Budget for 2008

21.0

REFERENCES

22.0

ILLUSTRATIONS

23.0

CERTIFICATES OF AUTHORS

LIST OF FIGURES

Figure

Figure 1

Location map of Alaska showing the LMS property.

Figure 2

Map showing the LMS claim block.

Figure 3.

Plot showing soil sample locations and gold values for those samples.

Figure 4

Terrane map of Alaska showing the Yukon-Tanana Terrane.

Figure 5

Photos of key features at LMS.

Figure 6

Photos of principle rock types.

Figure 7

Examples of fold relations observed in core.

Figure 8.

Map showing drill holes, topography and cross section of the Camp

Zone.

Figure 9.

A stereonet plot of poles to foliation from the Camp Zone, coded by drill hole (top), reveals a pattern consistent with a west-northwest moderately plunging fold (bottom).

Figure 10.

Examples of alteration and mineralization types observed in core.

Figure 11.

Summary geochemical map showing the various types of samples collected.

Figure 12.

Plots of meta values for surface geochemical samples.

Figure 13.

View looking north showing modeled graphitic breccia and the surrounding graphitic schist.

Figure 14.

Schematic diagram shows LMS mineralization concept model.

LIST OF TABLES

Table

Table 1

Highlights of the 2005 Drilling Program

Table 2

Highlights of the 2006 Drilling Program

Table 3

Summary of Statistics for Assay Data by Domain

Table 4

Summary of Gold Distribution in Graphitic Breccia Unit

Table 5

Summary of Gold Distribution in Graphitic Schist Unit

Table 6

Summary of Gold Distribution in Waste Unit

Table 7

Summary of Statistics for Assay Data by Domain

Table 8

Summary of Statistics for 2m Composites

Table 9

Summary of Semivariogram Parameters

Table 10

LMS Total Inferred Resource

Table 11

LMS Breccia Plus Schist Inferred Resource

Table 12

LMS Breccia Inferred Resource

LIST OF APPENDICES

Appendix 1

Claim Information

49

Appendix 2     List of Drill Holes Provided for Resource Estimation

50

Appendix 3

Semivariograms for Gold

51

1.0

Summary

The LMS property is situated 25 km north of Delta Junction, and 125 km southeast of Fairbanks, Alaska at 64o 12’N, 145o,30’ W in the Goodpaster district.  ITH is currently exploring the property under an option earn-in joint venture with Anglo Gold Ashanti (U.S.) Exploration Inc. (AGA).  ITH can earn a 60% interest in the property by incurring aggregate exploration expenditures of US $ 3 million in 4 years.  ITH is currently up to date on its commitments to AGA.

This part of the district has had no known previous exploration prior to regional reconnaissance surface sampling by AngloGold Ashanti (U.S.) Exploration Inc. (AGA) in 2004, even though the region has attracted considerable interest following the discovery of the Pogo deposit 40 km to the northeast.  Discovery of a gold-bearing outcrop (6.2 g/t Au) led to further sampling and drilling in 2005 which delineated two styles of gold mineralization: 1) gold within a folded, stratabound tabular zone consisting of silicified graphitic quartzite breccia; and 2) high grade narrow veins.  Mineralization within the graphitic quartzite breccia zone has been defined through drilling to a down-plunge depth of 500m.  Along with the high-grade veins, this area is known as the Camp Zone which is situated at the southeast end of a 6 km long, northwest-trending zone of aligned surface geochemical samples containing anomalous gold, arsenic and lesser silver and copper.

A resource evaluation for gold contained within the stratabound graphitic quartzite breccia zone and not including vein mineralization offers a range of grades and tonnages with corresponding contained ounces.  At a 0.3 g/t cutoff, 5.86 M tones of material are estimated to contain 167,000 oz of Au at a grade of 0.89 g/t Au.  This zone remains open to the north and west.

Rocks within the LMS project area lie within the Yukon-Tanana Terrane, a structurally complex, composite terrane that was accreted to North America in the mid to Late Cretaceous period.  Among the diverse suites of rocks in this terrane, some of those underlying the project area (schist, gneiss, and quartzite) are similar in composition and structural character to the host rocks at Pogo.

Mineralization in this region, including at Pogo, is believed to be intrusion-related.  The first author’s observations are consistent with this interpretation, even though no intrusive rocks, except for mafic dikes, have been identified on the property.  Fluids derived from an intrusion at depth or at a distance laterally can migrate along structures to produce the observed veins and gold mineralization.

Exploration of the LMS property is at a relatively early stage with discovery and identification of the graphitic quartzite breccia and vein zone(s) extending from the surface to >500m down plunge.  It is recommended that exploration of the LMS property continue with a program of drilling, sampling, and structural analysis as best as can be achieved in drill core.  To the extent that trenches can reach bedrock along ridge lines, the excavation, sampling, and mapping of trenches is likely to be helpful in determining the location of particular rock types and structural relations.

The aim of exploration should be to 1) test the location and extent of known and possible other stratabound bodies such as the graphitic quartzite breccia; 2) identify the extent of high grade vein zones through drilling; 3) characterize and explore newly discovered anomalous areas to the northwest with trenches if practicable and with drilling; and 4) continue to conduct soil sampling throughout the property to better define the anomalous zones, particularly across the apparent northwest trending corridor of anomalism.

2.0

Introduction and Terms of Reference

2.1

Introduction

Mineral Resource Services Inc. (MRS) and Giroux Consultants Ltd. (GCL) have been requested by International Tower Hill Mines Incorporated (ITH) to provide a new independent technical report on the LMS gold project in the Goodpaster mining district of east central Alaska.  This report updates a previous similar report dated July 11, 2006 (Klipfel, 2006) and incorporates exploration work performed in the latter half of 2006 and in 2007 along with a resource evaluation.  The resource evaluation portion of this report has been prepared by Giroux Consultants Ltd.

2.2

Terms of Reference

Dr. Paul Klipfel of Mineral Resource Services Inc., of Reno, Nevada, and Mr. Gary Giroux M.Sc. of Giroux Consultants Ltd, of Vancouver, B.C. were commissioned by ITH to prepare the following report for submission to the Toronto Stock Exchange (TSX) in support of a resource estimate.  Dr. Klipfel and Mr. Giroux are independent consultants and are Qualified Persons (QP) for the purposes of this report.

2.3

Purpose of Report

The purpose of this report is to provide an independent evaluation of the LMS project, the exploration and discovery potential in that area, past exploration, its relevance and adequacy to assess the mineralization potential of the area, and provide recommendations for future work.  This report conforms to the guidelines set out by the Canadian National Instrument 43-101.

2.4

Sources of Information

Information used in this report has been provided to MRS and GCL by ITH in December, 2007 in addition to original information that was provided by ITH and Anglo Gold Ashanti (U.S.) Exploration Inc. (AGA) in 2006.  The first author spent one day on the site reviewing core, examining outcrop, viewing the area from the air, and discussing the project with the on-site geological staff in June, 2006.  During a second visit, Dr. Klipfel also spent four days on site in September 2006 reviewing drill core, exploration activities, and collection of samples for petrographic evaluation.  Petrographic work was done by Dr. Klipfel in March 2007.  In addition, general geologic information available to the public through peer review journals, publications by the U.S. Geological Survey, and agencies of the State of Alaska has been used.

2.5

Field Examination

The first author of this report completed a data review on June 6-7, 2006 in AGA’s Denver office and then visited the property on Thursday, June 15, 2006 to examine the site with Mr. Jeff Pontius, President of ITH and former Exploration Manager, North America for AGA.  The field visit included a review of the physiographic, geologic and tectonic setting of the property, drill hole collar locations, as well as detailed examination of outcrop and sampling of the Camp Zone discovery outcrop.  Dr. Klipfel also spent four days on site from September 20-23, 2006 reviewing drill core, exploration activities, and collection of samples for petrographic evaluation.  Petrographic work was done by Dr. Klipfel in March, 2007.  Mr. Giroux is responsible for the Resource estimation, but has not visited the property.

3.0

Reliance on Other Experts

In the preparation of this report, the authors have relied upon public and private information provided by ITH and AGA regarding the property.  It is assumed and believed that the information provided and relied upon for preparation of this report is accurate and that interpretations and opinions expressed in them are reasonable.

The author has not reviewed the location of claim boundaries or identification posts nor collected duplicate samples of core material.  One sample of the discovery outcrop was collected in the field and is described later in this report.

4.0

Property Description and Location

4.1

Area and Location

The LMS property is located in the Goodpaster Mining District approximately 25 km north of Delta Junction, and 150 km southeast of Fairbanks, Alaska at 64o,12’ N, 145o,30’ W.  The property consists of 92 contiguous State of Alaska mining claims held 100% by AGA (Figures 1 and 2).  The claims cover an area of 5690 ha (23 square miles) within a rectangular area approximately 10 x 6.5 km.

The principle area of interest surrounds a gold-bearing outcrop that lies at the top of a hill and along the adjacent ridgeline approximately 1 km southeast of the center of the claim block.  Here, the outcrop and down-plunge drill intercepts lie within a northwest trending, ~ 5 km (3 mile) long zone of anomalous gold in soil samples.  Surface geochemical sampling defines anomalous gold and pathfinder elements within six areas, each exceeding 500m in diameter.  Scattered other anomalies are also present (Figure 3).

4.2

Claims and Agreements

The LMS property is currently being explored by ITH under an option earn-in joint venture with AGA.  ITH has the right to earn a 60% interest by incurring aggregate exploration expenditures of US$ 3.0 million within four years.  ITH is currently up to date with its expenditure requirements of US$ 1.0 million during the 2006 and of US$ 750,000 during the 2007 calendar years.  When ITH earns its 60% interest in the LMS property, AngloGold will have the right to re-acquire a 20% interest (for an aggregate 60% interest) and become manager of the joint venture by incurring a further US$ 4.0 million in exploration expenditures over a further two years.  AGA and ITH will be required to contribute its pro rata share of further expenditures or be diluted.  A party that is diluted to 10% or less will have its interest converted to a 2% net smelter return royalty.

Claims have been staked using GPS positioning for placement of corner stakes and are filed under the Township and Range system.  The claims have not been surveyed.  All annual filings have been submitted and are in good standing.

4.3

Environmental Requirements

Project activities are required to operate within all normal Federal, State, and local environmental rules and regulations.  This includes proper and environmentally conscientious protection of operational areas against spills, capture and disposal of any hazardous materials including aviation fuel, etc., reclamation of disturbed ground, plugging or capping drill holes, and removal of all refuse.

AGA and ITH have undertaken a prescribed method of bark scoring of downed timber to help forest managers of the Alaskan Department of Natural Resources mitigate forest damage done by the engraver beetle.

There are no known existing environmental liabilities.

4.4

Permits

Operations which cause surface disturbance such as drilling are subject to approval and receipt of a permit from the Department of Natural Resources.  AGA has been permitted for past operations and is currently permitted for all planned operations under LMS APMA #9808.  This permit was amended and approved on 5/11/06.  An Annual Reclamation Statement for 2007 was submitted on January 11, 2008.

The LMS project has a temporary water well permit #F2006-05 for camp and drilling use.

There are no known native rights issues concerning the project area.

5.0

Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1

Access

The property is approximately 150 km (90 miles) southeast of Fairbanks and 20 km (12 miles) north of Delta Junction.  Access from Fairbanks is via State Route 2 (Richardson Highway) to the point where the Alaska Pipeline and the highway cross the Tanana River.  From here, the property can be accessed by boat.  Travel is approximately 15 km (10 miles) up the Tanana and then the Goodpaster Rivers to a landing near camp where people and supplies are ferried.

Property access and provisioning is also via helicopter or via a well developed winter trail during winter months.  Several trails have been constructed for the various phases of drilling and these allow good access to, and within the property.  Travel on trails within the property is by 4-wheeler.

5.2

Climate

The climate in this part of Alaska is continental and varies from mild-warm and temperate in the summer to very cold in the winter.  Precipitation ranges from approximately 1.1 cm/month in winter to about 5.1 cm/month in summer.  Snow accumulation in winter is limited, but is preserved by cold temperatures.

5.3

Local Resources

The project is serviced from Fairbanks.  In addition, State Route 2 from Fairbanks to Delta Junction provides highway access to within 15 km of the property.  Fairbanks (population 87,000) is serviced by major airlines with numerous daily flights to and from Anchorage and other locations.  Helicopters and fixed wing aircraft are plentiful in this area.  All supplies necessary for the project can be obtained in Fairbanks and flown or driven and flown to the project camp.

The camp currently consists of facilities, quarters and work space for approximately 15 people.

5.4

Infrastructure and Physiography

The LMS property covers an area of rather subdued topography consisting of low to moderate hills rising to an elevation of approximately 800m feet.  Terrain is covered by deciduous alder, birch, and willow forest with scattered stands of spruce.

The area is drained to the west by Progressive Creek and further north by Rapid Creek and to the east by Liscum Slough.  These streams drain into flat valley bottoms near the confluence of the Goodpaster and Tanana Rivers a few kilometers west of the property.

There is no infrastructure in the immediate vicinity of the property except trails and established camp facilities.  To the west is State Route 2 and access to the town of Delta Junction and Fairbanks to the northwest.

Wildlife in the area includes moose, bears, and smaller mammals.  None were seen on the course of the site visits.

6.0

History

The Goodpaster District specifically, and the Yukon-Tanana terrane, in general, has long been considered a prospective region.  In the last few years, the discovery and development of the Pogo deposit 40 km to the northeast has led to increased interest in this region.

AGA began a focused, regional scale, grassroots exploration program in the Goodpaster Mining District of Alaska in 2004 for these reasons.  Stream sediment sampling followed by ridge and spur soil geochemistry led to the discovery of a gold-bearing outcrop of silicified schist and gneiss on a ridge top.   Rock samples from the ‘Discovery’ outcrop and adjacent float returned gold values up to 6.2 g/t.  The company followed up these results with a 17 hole (2600m) discovery drill program in the spring and summer of 2005.  This drilling defined a broad, near surface zone of gold mineralization averaging ~1.5 g/t with numerous other narrow higher-grade gold intercepts.  These encouraging results were followed-up by a further 19 hole drill program by ITH and geochemical sampling in 2006 and further geochemical sampling in 2007.  Results from the 2006 drilling in combination with previous drilling serves as the basis for a resource estimate prepared in 2007 (Giroux Consultants Ltd, 2007).

7.0

Geological Setting

7.1

Regional Geologic Setting

The LMS property is located in rocks of the Yukon-Tanana (YT) Terrane (Figure 4), a regionally extensive accretionary complex of Paleozoic to early Mesozoic volcanic, intrusive, and sedimentary rocks that have been metamorphosed to greenschist and amphibolite facies.  Multiple stages of deformation have created complex structural relationships which are poorly understood at the terrane to local scales.  The terrane has been intruded by several suites of granitic rocks ranging in age from early Jurassic (212-185 Ma) to early Tertiary (50-70 Ma).  Of these, the mid Cretaceous set (110 -90 m.y.) is the most studied and thought to be related to gold mineralization (Smith, et al., 2000).

The YT Terrane is bounded on the north by the Tintina Fault system and on the south by the Denali Fault system (Figure 4).  These major dextral faults trend west-northwest in this region and movement along them has led to the development of numerous second order and subsidiary faults that trend NE, NNW, and EW.

The regional topography consists of broad, rounded hills and interconnected ridgelines with long slopes weakly to moderately dissected by tributary valleys.  Relief is on the order of 300-400m with main streams at a base level of approximately 300m.  Burial of the terrain by windblown loess and sand contributes to a subdued topographic character.  Higher ridge lines offer rare exposures of outcrop making it difficult to understand local geology from limited surface exposures.

7.2 Local Geology

The LMS property is underlain by folded and metamorphosed Paleozoic schist, gneiss, quartzite, calc-silicate, and amphibolite that have been locally intruded by mid to late Cretaceous granitic rocks.  None of these intrusions are known within the property boundary, but an intrusion with drilled gold-bearing stockwork veins lies a few kilometers to the north.  Metamorphism is upper greenschist to lower amphibolite rank with an apparent late stage overprinting retrograde or hydrothermal event.  The metamorphic rocks generally strike NS to NE and dip or plunge gently to the west.  Outcrops are scarce as Quaternary sand and loess cover most of the claim block.  Therefore, except for the discovery outcrop (Figure 5c), virtually all geologic information is derived from subsurface drill holes or soil pits.

Host rocks (Figures 5 and 6) have been grouped into two general categories and given field names of “schist” and “gneiss”.  The “schist” suite consists of quartzite, quartz psammite, psammopelite, and calcareous (calc-silicate) versions of each.  These rocks have been metamorphosed to highest greenschist – low amphibolite rank as indicated by the presence of biotite and garnet.  Most host rocks are significantly deformed (Figure 5 and 7), strained, and recrystallized and exhibit platy schistose fabric to varying degrees.  Multiple episodes of deformation are evident.  Quartz, in particular, shows multiple stages of deformation and introduction.  In the schist, quartz grains have undergone flattening and elongation and now display complex suture boundaries, a product of annealing, all of which occurred prior to at least two episodes of brittle deformation, brecciation, and silica introduction (Klipfel, 2007).  Original interlayer and intergranular pelitic material is now muscovite, biotite, or sericite.  Each of these minerals has undergone, to varying degrees, subsequent alteration to sericite, chlorite, and clay respectively.

“Gneiss” consists of massive felsic igneous rock which has undergone considerable deformation and alteration.  Little primary mineralogy or texture remains.  Equigranular to local porphyritic texture (Figure 5) is apparent macroscopically and in thin section where ghost crystal outlines are all that remain of primary texture.  Gneiss exhibits an elongation fabric with elongation ratios ranging up to 5:1 although a few samples may show higher ratios.  It is not clear if “gneiss” is after a primary volcanic or intrusive rock.  The fact that it is conformable with apparent stratigraphy of the schist suggests the former is the more likely case.

One of the geologic issues to be resolved is the relationship between gneiss and schist.  Contacts between these groups of rocks appear to be layer parallel (Figure 7 and 8), but may be tectonic (breccia, “quartzite breccia”).  Importantly, the gneiss and schist may be unrelated packages of rocks: deformation of gneiss appears to be stronger and more ductile than in the “schist.  The juxtaposition of a sedimentary package against an igneous package can be explained in many ways and is a subject of spirited debate among ITH staff.  These assemblages may be intact but deformed primary volcanosedimentary stratigraphy, fold-repeated primary volcanosedimentary stratigraphy (e.g. recumbent fold), or the gneiss and schist could be similar-looking rocks from different original locations and fault juxtaposed (thrust or detachment).  Deciphering the correct choice among these interpretations is a point that should be pursued as further work is conducted at LMS.  Regardless of interpretation, the currently identified folds at LMS are multi-stage with the most recent event producing an open fold gently to moderately plunging to the northwest (Figure 9).

Petrographic and fluid inclusion work (Klipfel, 2007; Reynolds, 2007) reveals three general episodes of quartz veining and mineralization.  These are designated Q1, Q2, and Q3 (quartz stages 1, 2, and 3).  The first, Q1, consists of quartz introduced as local silicification of host rock and as fine to large bull quartz veins.  Quartz grains of this group are highly strained, usually elongated, and display complex sutured grain boundaries.  This episode of quartz introduction occurred prior to or during early deformation as indicated by the “wispy” style of fluid inclusions, highly strained quartz, shear deformation, elongation, and recrystallization of quartz veins.  This event appears to correlate with the earliest identifiable deformation event, D1.

Q2 marks quartz and quartz-albite introduction along brittle shear fractures which cut orthogonal to obliquely across earlier D1 shear and foliation fabric.  This deformation is designated here as D2.  Some arsenopyrite, pyrite, and possibly other sulfides were introduced with some of these veins.  This relationship is clear where there are cross-cutting relations, however, in isolation, Q2 is difficult to distinguish from Q1.

Q3 is the designation for late-stage quartz, generally consisting of open-space filled dog-tooth quartz, but includes a variety of veins and introduced quartz textures which exhibit a complex sequence of individual pulses (Figure 10).  Early Q3 quartz contains “wispy” fluid inclusions.  These give way progressively outward along crystals to a type of fluid inclusion typical of shallow depths.  For this reason, Q3 silica is interpreted as having been introduced into rocks that were being uplifted from the ductile mesothermal environment to a shallower ‘epizonal’ environment.  This episode is designated here as D3 and apparently corresponds with the period of intrusion, uplift and associated mineralization.  A final stage of carbonate veining with Pb, Zn, and Sb sulfides appears to be introduced after the Q3 quartz.  Again, without cross-cutting relationships, late base metal sulfides are difficult to distinguish from Q2 or possibly earlier base metal sulfides.  These late base metal sulfides may be different to other base metal sulfides which occur with calc-silicate rocks and do not necessarily occur with Q1, Q2, or Q3.

Host rocks were sericitized early, as the sericite exhibits fabric characteristics in common with the surrounding deformed quartz.  This is evidence for a hydrothermal event prior to or during early deformation.  Locally, sericite has been altered to kaolinite (Zamudio, 2006) and or chlorite during subsequent events.

From these relationships, it is interpreted that fluids associated with regional intrusion of Tintina Belt granite and granodiorite plutons traversed the LMS rocks in several pulses or as a continuous, but evolving hydrothermal event.  At one stage, fluid caused the formation of kaolinite from pre-existing sericite and/or relatively unaltered feldspar.  This is the source of apparent argillic alteration in many samples (Figure 10).  Following clay alteration and local leaching along fractures, quartz was introduced along with gold and arsenopyrite ± stibnite.

Some carbonate occurs in phyllosilicate-rich layers early and may be primary or introduced during D1 deformation (Figure 10).  It follows fabric patterns and defines compositional banding suggesting that it derives from a primary calcareous component in the sediment.  Late Q3 carbonate fills open spaces left by Q3 quartz.

8.0 Deposit Types

Mineral exploration was initiated in this part of the Goodpaster district by AGA in 2001 with Pogo-style or other intrusive-related (e.g. Ft. Knox, Brewery Creek) type deposit as the exploration target.  This was based on the successful development of the Pogo deposit to the east and known widespread geologic and geochemical prospectivity of the district.  This target type is valid for the property as a conceptual model by virtue of the LMS property being in a geologic environment comparable to Pogo.

Gold mineralization encountered so far at LMS consists of tabular stratabound mineralization along graphitic quartzite breccia and late-stage visible gold coating drusy quartz in open space veins.  Other sulfide-bearing veins contain pyrite, arsenopyrite, pyrrhotite, stibnite, sphalerite, galena, and chalcopyrite. Collectively, veins appear to be multi-stage, mesothermal quartz and quartz-carbonate veins which crosscut previously metamorphosed rocks.  The open-space fill drusy quartz with gold coating the drusy quartz, indicates a late-stage origin for the gold and with the open space, suggests it was deposited at relatively shallow depths.  This stage of mineralization could be magmatic (intrusion-related) or metamorphic (“orogenic”) in origin.

Another possible style of mineralization should not be overlooked.  Some of the host rocks (calc-silicate, chert, garnet-biotite schist, etc.) in association with base metal mineralization are consistent with volcanogenic massive sulfide style mineralization albeit weak or distal.  While this might be a possibility, no massive sulfide has been detected and is not a current target for ITH.

9.0 Mineralization

Gold mineralization appears to be of two types.  The first type consists of gold associated with silicified, stratabound graphitic quartzite breccia.  The origin of this unit is not clear, but it appears to be a structural zone.  It also forms the most laterally continuous of the two types of mineralization and is the subject of the resource evaluation reported here (Figure 8).  Rocks within this zone are generally black, locally graphitic, brecciated, locally sheared, pyritic, and strongly silicified (Figures 5, 6, and 10).

The second type consists of free gold on dog tooth quartz or in open-space-fill drusy quartz veins.  These veins clearly post-date the stratabound gold occurrence (Figure 10).  These open space-filled veins occur preferentially in the quartzite and footwall gneiss presumably because these rocks are more brittle than the schist.

The veins, and possibly the gold in the stratabound silicified graphitic quartzite breccia, are interpreted here as shallow mesothermal veins that could be intrusion-related.  It is also possible, that the mineralizing fluids are metamorphic in origin, in which case, mineralization would be considered “orogenic”.  In either case, magmatic or metamorphic, the setting, inferred age, and some rock types are similar to those at Pogo suggesting that mineralization also may be genetically similar.  An intrusion-related origin for the gold mineralization seems most probable based on regional relations as well as features at LMS such as the metal suite, clay alteration, and creation of vuggy cavities for deposition of quartz and gold.  The clay alteration and formation of cavities, may be the product of acidic magmatic fluids.

Even though the gold in the graphitic quartzite breccia appears to predate vein gold, it is reasonable to think that early silicifying hydrothermal fluids of the same gold event permeated laterally along this unit to deposit gold.  Perhaps the graphite helped cause deposition of the gold.  If true, any structural or stratigraphic zone offering permeability to gold-bearing hydrothermal fluid could be mineralized particularly if graphitic.  As a structural zone, there ought to be more similar features in the area.

In addition to gold, there are a myriad of other minor veins with base metal sulfides.  The origin and association of these metals with gold is not clear.  One interpretation that might explain the variation in metal content is that magmatic and/or metamorphic gold-bearing fluids passed through preexisting weak to very weak massive sulfide-style base-metal mineralization and remobilized these early-stage metals to varying degrees.  This possibility is supported by the occurrence of chert, sulfide, and cal-silicate rocks within schist suite stratigraphy.  These rock types are typical of settings that host volcanogenic massive sulfide type mineralization.  Gold mineralization, however, appears to be later and clearly related to both subvertical cross-cutting veins as well as the tabular graphitic quartz body which is the subject of the resource evaluation in this report.

10.0

Exploration

10.1

Past Exploration

AGA initiated a regional grassroots exploration program in 2001 to evaluate the region for intrusive-related gold mineralization.  This was done over a broader land holding than now, as many claims were dropped in 2005.  They collected many samples, of which 499 soil samples, 3 stream sediment samples, and 66 rock samples were within the current property boundary.  Results of this work included 30 soil samples containing more than 100ppb Au and finding of the “discovery” outcrop with rock samples up to 6.2 g/t Au.  This area is now known as the Camp Zone.  This work also identified anomalous gold in soil samples over a broad area that extends ~ 6 km in a WNW direction and surrounds the discovery outcrop.  This anomaly is supported by anomalous As and to a lesser extent, by anomalous Cu and Ag.

In 2005, an initial RC drilling campaign tested several of the original geochemical anomalies followed by a second round of diamond core drilling in the fall of 2005 (see section 11).

Zonge Engineering completed an IP (Induced Polarity) and NSAMT (Natural Source Audio MagnetoTelluric) survey in September 2005 on two E-W, 2.1-km test lines.  Both IP and NSAMT show the presence of a planar “contact” across units with resistivity contrast.  This was interpreted to be a possible structure or mineralized zone which continues beyond the limits of 2005 drilling (Zonge Engineering, 2005; AGA in house memorandum).

10.2

Current Exploration

In 2006, drilling continued in the Camp Zone and also tested the separate Jolly geochemical anomaly (see section 11).  ITH drilled another 6157 m in 18 diamond core holes and 172 m in 2 RC holes (drilled for the water well).  Sixteen core holes were drilled in the Camp ‘Zone and 2 core holes drilled in the Jolly Zone.  These holes were drilled to establish the extent and continuity of mineralization identified by AGA in 2005.  All core from core holes was oriented which enabled collection of structural information.  Considerable attention was applied to developing an understanding of the structural relations.

In addition, ITH collected 334 soil samples, most of which were done with a track-mounted auger.  The rest were collected with a shovel.

Core and outcrop samples (49) were collected for petrographic and fluid inclusion analyses (Klipfel, 2007; Reynolds, 2007).  This work helps constrain the number and relative timing of deformation, hydrothermal, and mineralization events.

In 2007, a further 724 soil samples were collected: 172 by track-mounted auger and the rest by shovel.  In addition, a Mobile Metal Ion (MMI) survey was undertaken in an effort to identify a more economical method of sampling than the track-mounted auger.  MMI samples were collected from areas that had been previously sampled by conventional methods to compare techniques and from areas where the aeolian loess cover is too deep for the auger.  The conventional sampling program revealed two new geochemically anomalous areas – NW Camp and Liscum.  The MMI mapped scattered anomalies in the main target areas that were defined by conventional sampling methods and it also highlighted two new areas to the southwest and east of the Camp Zone.  These results suggest that the MMI technique is effective in this area for “seeing” through deep cover.

Late in 2007, a resource estimate for mineralization at the Camp Zone was prepared by Giroux Consultants Ltd (GCL).  Results from that effort are presented in Section 17.

11.0

Drilling

11.1

Past Drilling

Drilling in 2005 was designed to test the area around the discovery outcrop.  Ten reverse circulation (RC) holes (959m) were drilled in the spring of 2005 and an additional 7 diamond core holes (1677m) were also drilled in the fall.  The drilling was conducted by Layne Christiansen Company and was done using a LF70 core drill.  This drilling defined a broad, near surface zone of gold mineralization averaging ~1.5 g/t with numerous other narrow higher-grade gold intercepts.  Highlights of this program are shown in Table 1.

TABLE 1

HIGHLIGHTS OF 2005 DRILLING PROGRAM

Hole ID	Total Depth	From (m)	To (m)	Width (m)	Au (ppm)
LM-05-01	91.44	1.52	32	30.48	1.10
LM-05-02	109.73	7.62	12.19	4.57	1.12
		25.91	28.96	3.05	3.76
LM-05-03	91.44	13.72	16.76	3.04	1.51
LM-05-07	121.92	19.81	45.72	25.91	1.18
LM-05-11	261	109.73	125.12	15.9	3.43
		140.67	142.65	1.8	1.84
LM-05-12	265	142.95	146..33	3.38	21.52
		158.83	159.68	0.85	1.7
		171.75	173.28	1.98	1.84
LM-05-13	244	46.63	51.21	4.58	4.00
		53.8	56.39	2.59	2.11
		96.93	99.82	2.89	1.68
LM-05-15	266	78.0	78.8	0.8	1.95
LM-05-16	244	105.22	109.39	4.17	1.95
LM-05-17	242	57.91	58.58	0.67	1.82
		95.8	96.32	0.52	1.33
		137.46	138.99	1.53	2.46

11.2

Current Drilling

In 2006, ITH drilled another 6157 m in 18 diamond core holes and 172 m in 2 RC holes.  Sixteen holes were drilled in the Camp ‘Zone and 2 holes drilled in the Jolly Zone.  These holes were drilled to establish the extent and continuity of mineralization identified by AGA in 2005.  Highlights of this drilling are given in Table 2.  All core from core holes was oriented which enabled collection of structural information.  Considerable attention was applied to developing an understanding of the structural relations.  No new drilling was undertaken in 2007.

TABLE 2

HIGHLIGHTS OF 2006 DRILLING PROGRAM

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)
LM-06-21	295.72	297.24	1.52	5.09
includes	295.72	296.17	0.45	13.00
	299.92	302.73	2.81	30.08
includes	302.06	302.73	0.67	121.00
LM-06-21	308.76	309.37	0.61	24.00
LM-06-23	118.57	119.79	1.22	4.33
LM-06-24	175.87	178.67	2.80	7.36
includes	175.87	176.63	0.76	15.40
includes	177.70	178.46	0.76	9.47
	178.83	180.29	1.46	5.03
includes	179.53	180.29	0.76	9.60
LM-06-25	116.59	116.89	0.30	68.00
LM-06-26	225.86	227.08	1.22	7.45
	269.75	272.19	2.44	4.94
	282.24	286.21	3.97	11.81
includes	282.24	283.68	1.44	27.70
includes	285.60	286.21	0.61	10.00
	305.96	306.78	0.82	7.04
	380.33	380.94	0.61	22.30
LM-06-29	156.00	161.15	5.15	10.14
includes	156.00	157.28	1.28	32.77
	185.01	186.81	1.80	713.10
LM-06-31	240.03	241.74	1.71	12.04
includes	240.88	241.74	0.86	19.44
	253.75	256.49	2.74	3.40
	265.63	270.78	5.15	4.18
includes	267.68	270.78	3.10	5.69
	334.79	336.38	1.59	3.99
	316.96	317.51	0.55	10.70
LM-06-35	255.54	257.10	1.56	3.40
LM-06-36	314.00	315.13	1.13	4.12
	319.67	325.37	5.70	2.70
includes	320.34	323.70	3.36	3.24

12.0

Sampling Method and Approach

12.1

Past Sampling

All soil, stream sediment, rock, and drill samples were collected according to AGA in-house sampling protocols for geochemical sampling.  The author has reviewed these as well as AGA security procedures and has verified that they meet or exceed standard industry practices.  The author did not collect any soil samples for verification purposes.

All AGA geochemical samples were secured and shipped to Alaska Assay Laboratories Inc in Fairbanks.  Sample preparation (drying, crushing, sieving, and pulverizing) by Alaska Assay Laboratories was according to AGA protocols.  Sample splits (300-500g for rock material; -80 mesh for soil samples) were then sent to ALS Chemex in Vancouver for analysis.  Analytical methods used were standard 50g fire assay with AA finish for gold and 4-acid digest multi-element ICP-MS analysis.  A gravity finish is used for fire assays with high concentrations of gold.  These are standard analytical packages for the exploration industry and are performed to a high standard.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  ALS Chemex is accredited by the Standards Council of Canada, NATA (Australia) and is an ISO 17025 accredited company.

Core material was collected at the drill site and placed in core boxes under the supervision of an experienced geologist.  It was logged for rock type, alteration, structure, and recorded with detailed descriptions.  The author has examined the core logs from 10 of the holes and core from several of the holes and can verify the reliability of the logging.  Core was sawed in half and one half sent for analysis.  The other half is either kept on site at LMS or at AGA’s core storage facility in Fairbanks and was examined in the course of the site visit.

12.2

Current Sampling

The 2007 exploration program was dedicated largely to surface sampling in an effort to identify trends, and additional surface exposures of extension of mineralization similar to that already discovered.   Because of the difficulties in seeing through loess, several techniques were employed.  These included, auger sampling, surface soil sampling, and Mobile Metal Ion (MMI).  Each of these techniques revealed anomalous areas of potential mineralization.  This is an important point because it is often the case that one technique will work when another doesn’t.  In this case, all techniques show anomalous gold.

Where possible soil samples were collected with shovels targeting C-horizon material which was sieved to -80 mesh for analysis (710 samples).  In areas where bedrock has been scoured prior to deposition of loess, and no weathered bedrock remains, the material at the top of bedrock surface was collected and sieved retaining only the coarse +10 mesh fraction for analysis (449 samples). This effectively eliminates potential contamination from the sand and loess.  These samples represent rock chip composites from the bedrock surface.  Track mounted augers which can drill to 15 meters were used in areas where loess and sand were deeper than two meters (711 samples).  The auger samples generally consist of ground weathered bedrock and were analysed as rock samples.

An initial pilot study was conducted to evaluate the MMI geochemical method.  In this study, 60 sites were sampled where conventional geochemical methods had already defined geochemical anomalies.  Four different levels in the soil profile were sampled. “Mineralized” control samples were created from one site at the LMS adjacent to the known mineralization and “Blank” control samples were created from a loess deposit in Fairbanks.  The study showed that MMI was able to reproduce the original anomalies and that the sample material collected from 10-25cm below the zone of organic discoloration gave the best anomaly definition.  On the basis of the pilot study a much larger survey was undertaken later in 2007.  The results of the various sampling campaigns are shown in Figures 11 and 12.

13.0

Sample Preparation, Analyses and Security

13.1

Past Procedures

Soil and drill samples obtained in 2005 and 2006 were subject to AGA’s in-house methodology and Quality Assurance Quality Control (QAQC) protocols.  Samples were prepared by Alaska Assay Laboratories, Inc. and analyzed for gold by ALS Chemex by means of their standard 50g fire assay with AA finish and multi-element 4-acid digest ICP-MS analysis for other elements.

In general, all sampling campaigns were subject to insertion of blanks approximately every 25 samples, standards every 25 samples, as well duplicate samples from pulp splits and coarse reject splits, and sample repeats approximately every 20 samples.  Results of AGA’s QAQC program have been reviewed by the author.  All analyses of sample standards and blanks used as part of the QC during the LMS drill program were reported within standard error envelope.  Overall, AGA has been conscientious in their QAQC program and the author concludes that sampling and analytical work is accurate and reliable.

13.1

Current Procedures

ITH maintains a QAQC protocol in which standard and blank control samples are included at a rate of 1 in 10.  Duplicate samples of core are prepared from coarse reject material at a rate of 1 for every 20 samples.  All samples are weighed and photographed prior to being sealed in sample bags and securely transported to the ALS Chemex sample preparation facility in Fairbanks.  The samples are weighed on receipt and then prepared by sieving or crushing with pulps sent by ALS Chemex to their lab in Vancouver.

Soil and rock samples are analyzed for gold using a 50g fire assay with ICP finish with a 1ppb detection.  Core samples are analyzed for gold using a 50g fire assay with AA finish and 10ppb detection.  At LMS, core samples with visible gold are analyzed using screen fire assay, a procedure appropriate for high grade gold samples.  Because the screen fire assay is 1kg, the sample length for these intervals is reduced so that the original sample weight is approximately 1 kg.  All samples undergo a four-acid digestion, ICPMS multi-element analysis also.

MMI samples were collected in plastic Ziploc sandwich bags and in-house control materials were inserted using the standard ration of 1:10.  The samples were then shipped intact to Australia where they were analyzed in the Perth laboratories of ALS Chemex.

Geochemical data has been processed by ITH staff using ratio and multi-element techniques to understand geochemical signature of veins and gold mineralization.

14.0

Data Verification

Field and drill core observations made by the author during the site visit are consistent with the style of mineralization and alteration reported in the material provided by AGA.  The discovery outcrop was examined and is consistent with existing geological work of AGA.

As a check, one sample was collected from the discovery outcrop (Figure 5).  This sample was crushed, split, pulverized and assayed with a 50 g fire-assay AA finish method by ALS Chemex in Reno, Nevada.  The sample contains 0.24 g/t Au and is consistent with anomalous gold reported by AGA for this outcrop.  It does not match some of the higher sample results obtained by AGA.  The author attributes this to the idiosyncrasies of sampling an outcrop over 100m long and perhaps to nugget effect.  The author has no reason to be skeptical of any of AGA’s sample results.

The author has not verified all sample types (soil, stream sediment, RC chips) or material reported.  To the best of the author’s knowledge, AGA and ITH have been diligent in their sampling procedures and efforts to maintain accurate and reliable results.

15.0

Adjacent Properties

The property is surrounded with claims controlled by Rimfire Minerals and Nomad Exploration.  These claims cover ground which was formerly controlled by AGA but dropped in 2005.  AGA conducted regional sampling and prospecting programs throughout the region in and around the LMS area and in 2004 drilled 9 holes approximately 15 km to the NW on a project called Eagle.  At that time, the project was under joint venture with Rimfire Minerals.

16.0

Mineral Processing and Metallurgical Testing

ITH has not undertaken any mineral processing or metallurgical tests.  However, AGA undertook an initial gold characterization study prepared by SGS Mineral Services, Lakefield, Ontario (SGS, 2006).

Sample number DC122994 from drill hole LM-05-11, 156.42-156.79 m representing high grade quartz vein mineralization in the footwall gneiss unit was crushed to liberate gold for examination.  Gold fineness ranges from 445-560 with silver being the complimenting element.  Silver is mainly hosted with gold minerals, but is also present as rare Ag-bearing tetrahedrite.  Over 95% of the gold (electrum) reported to the gravity concentrate.  The report concluded that gravity would be the best method to recover gold from a nominally coarse grind.  This information is based on a small sample set but provides some initial information.

No metallurgical testing has been conducted on the main siliceous breccia mineralization.

17.0

Mineral Resource and Mineral Reserve Estimates

17.1

Introduction

ITH commissioned Mr. G. Giroux of Giroux Consultants Ltd to prepare an initial resource estimate on the drill intercepts from the Camp Zone (Giroux Consultants Ltd, 2007).  This is the first resource estimation that has been undertaken for the property and serves as a guide for evaluating the potential of a portion of the Camp Zone specifically and the greater LMS project in general.  The Camp Zone is only one of six areas with surface geochemical anomalies discovered so far on the property.

ITH provided Mr Giroux with their drill database consisting of data from 36 drill holes completed in 2005 and 2006.  Of these, 12 holes were RC numbered LM05-01 to LM-05-12 and 24 diamond core holes numbered LM-05-13 to LM-05-18 and LM06-19 to LM06-36.  Down hole surveys were taken on 18 of the core holes.  Collar locations were established using GPS.  The total length drilled is 9087.1 m.  A total of 3,294 samples were assayed for gold and 48 element ICP-MS.   The assay lengths are irregular, broken at geologic contacts and range from 0.03 to 9.88m  with an average length of 0.95 m.  Gaps between assays that were not sampled have been included at 0.001 g Au/t grades.

17.2

Resource Estimation Procedures

A resource calculation is based on estimating the most likely gold value of blocks within a modeled solid.  In this case the solid is a representation of the gold-bearing “Middle Graphitic Breccia” unit.  Blocks for a block model are determined based on geologic parameters and variograms calculated from the data provided from drill hole samples.  The variogram is a graphical representation of the probability of a given value occurring at a distance h from a data point which is a drill hole or surface sample.  Based on this, blocks in the block model are assigned values.  The value of each block is accumulated at various cutoffs to estimate tons and grade of a resource.

17.2.1

Modeling

A 3D wire frame solid model of the Middle Graphitic-Breccia unit was prepared for ITH by Northern Associates, Inc.  The solid was built from N-S drill cross sections at 10m intervals and is based on a combination of assay composites and interpreted extensions of the graphitic breccia unit.  Software validations indicate a closed and valid solid for this model (Figure 13).

Gold composites for intersections within or immediately proximal to the middle graphitic breccia unit were determined using a 1 meter thick minimum intersection (not true thickness) and a 0.5 ppm gold grade cutoff.  In some instances an outlying sample with gold greater than the cutoff was added to the original composite provided the outlying sample (combined with the waste) was able to meet the cutoff.  In such cases a new composite was determined.

The surrounding mineralized graphitic schist unit has also been modeled (Figure 13).

Assays were back coded from the geologic 3D solids (Table_3) and assigned a code of:

1 = main graphitic breccia unit

2 = surrounding graphitic schist unit

3 = Waste outside mineralized zones

TABLE 3

Summary of Statistics for Assay Data by Domain

	Code 1 Au (g/t)	Code 2 Au (g/t)	Code 3 Au (g/t)
Number	145	217	4,118
Mean	3.21	0.45	0.56
Standard Deviation	9.33	2.71	24.15
Minimum	0.001	0.001	0.001
Maximum	80.80	38.70	1542.0
Coefficient of Variation	2.91	6.02	42.87

The distribution of gold grades in each domain was positively skewed with a small tail of higher grades.  Each distribution of gold grades was examined using lognormal cumulative probability plots.  The procedure used is explained in a paper by Dr. A.J. Sinclair titled Applications of probability graphs in mineral exploration (Sinclair, 1976).  In short the cumulative distribution of a single normal distribution will plot as a straight line on probability paper while a single lognormal distribution will plot as a straight line on lognormal probability paper.  Overlapping populations will plot as curves separated by inflection points.

Sinclair proposed a method of separating out these overlapping populations using a technique called partitioning.  In 1993 a computer program called P-RES was made available to partition probability plots interactively on a computer (Bentzen and Sinclair, 1993).  Each domain is examined in the following section with the populations broken out and thresholds selected for capping if required.  In each case multiple overlapping lognormal population were present.

The distribution of gold in the graphitic breccia unit is positively skewed and when log transformed shows multiple overlapping lognormal populations.  The populations are summarized in Table 4.

TABLE 4

Summary of Gold Distribution in Graphitic Breccia Unit

Population	Mean Au (g/t)	Proportion of Data	Number of Samples
1	80.57	1.41%	2
2	33.46	1.91%	3
3	11.10	3.49%	5
4	3.40	24.16%	35
5	0.94	32.00%	46
6	0.25	29.26%	42
7	0.04	7.77%	12

Populations 1, 2 and 3 can be considered erratic high grade and probably represent narrow high grade veins crossing the breccia unit. Populations 4 and 5 represent the main mineralizing event while populations 6 and 7 represent internal waste. To leave the higher assays as is would allow for smoothing of this high grade feature.  A cap level of two standard deviations above the mean of population 4, a level of 7.5 g Au/t was selected.  A total of 9 assays were capped at 7.5 g Au/t.

The gold distribution for the graphitic schist domain was also highly skewed and a log transform of the data showed six overlapping lognormal populations (Table 5).

TABLE 5

Summary of Gold Distribution in Graphitic Schist Unit

Population	Mean Au (g/t)	Proportion of Data	Number of Samples
1	20.12	1.25%	3
2	3.57	2.02%	4
3	1.28	2.10%	5
4	0.27	36.74%	80
5	0.03	34.13%	74
6	0.005	23.77%	51

The top two populations were considered erratic high grade again probably representing narrow higher grade veins.  A cap of 2 standard deviations above the mean of population 3 was selected.  A total of 7 assays were capped at 2.4 g Au/t.

Within the material outside these two solids coded as waste the gold was extremely skewed with a relatively few high assays.  A total of 6 lognormal populations were identified (Table 6).

TABLE 6

Summary of Gold Distribution in Waste Unit

Population	Mean Au (g/t)	Proportion of Data	Number of Samples
1	471.4	0.07%	3
2	28.25	0.10%	4
3	10.55	0.33%	14
4	2.15	1.39%	57
5	0.21	10.70%	441
6	0.005	87.40%	3599

The top three populations are clearly erratic and represent scattered narrow high grade veins.  Populations 4 and 5 probably represent a lower graphitic-breccia unit that was too far removed from the main unit to combine and too scattered to model at this time.  Population 6 represents the background mineralization in surrounding rock units.  A cap of 2 standard deviations above the mean of population 4 will reduce the effects of the erratic high grades.  A total of 19 assays were capped at 7.5 g Au/t.

The effects of capping are shown in Table 7 with significant reductions in both mean grade and the coefficient of variations.  The effects on total grade of capping a small proportion of the data indicated how variable the data is and the effect a small number of high values have on the total data statistics.

TABLE 7

Summary of Statistics for Assay Data by Domain

	Assays			Capped Assays
	Code 1 Au (g/t)	Code 2 Au (g/t)	Code 3 Au (g/t)	Code 1 Au (g/t)	Code 2 Au (g/t)	Code 3 Au (g/t)
Number	145	217	4,118	145	217	4,118
Mean	3.21	0.45	0.56	1.78	0.24	0.12
Standard Deviation	9.33	2.71	24.15	2.14	0.47	0.63
Minimum	0.001	0.001	0.001	0.001	0.001	0.001
Maximum	80.80	38.70	1542.0	7.50	2.40	7.50
Coefficient of Variation	2.91	6.02	42.87	1.20	1.98	5.42

In addition to gold analysis by ICP methods were made for 48 other elements.  Within the two mineralized zones (graphitic breccia and graphitic schist) gold was well correlated with 4 elements:  As - .794, Ag - .708, Sb - .650 and Pb - .609.

17.2.2

Composites

Each drill hole was “passed through” the geologic solids and the point of entry and exit for each solid was recorded.  Uniform down hole 2 m composites were then formed that would honour the domain boundaries.  Small intervals at the domain boundaries were combined with the adjoining sample if less than 1 m in length.  This procedure produced composites of uniform support, 2 ± 1 m in length.  The composite statistics are summarized in Table 8.

TABLE 8

Summary of Statistics for 2 m Composites

	Code 1 Au (g/t)	Code 2 Au (g/t)	Code 3 Au (g/t)
Number	69	125	2,721
Mean	1.57	0.23	0.06
Standard Deviation	1.32	0.52	0.30
Minimum	0.003	0.001	0.001
Maximum	5.62	5.01	5.74
Coefficient of Variation	0.84	2.22	5.48

17.2.3

Variography

The current database has insufficient data to model each domain separately.  Therefore, the two mineralized domains were combined for analysis.  Pairwise relative semivariograms were produced along the N-S strike of the zone, down dip at azimuth 270o Dip -40o and across dip at 90o Dip -50o.  Nested spherical models were fit to each direction.  A similar strategy was applied to all material outside the mineralized solids.  Table 9 summarizes the semivariogram parameters.

TABLE 9

Summary of Semivariogram Parameters

Domain	Azimuth	Dip	Co	C1	C2	Short Range (m)	Long Range (m)
Codes 1 & 2 Mineralized Zones	0[o]	0[o]	0.40	0.40	0.60	60	90
	270[o]	-40[o]	0.40	0.40	0.60	50	100
	90[o]	-50[o]	0.40	0.40	0.60	5	15
Code 3 Waste Zone	0[o]	0[o]	0.20	0.20	0.49	25	60
	270[o]	-40[o]	0.20	0.20	0.49	50	100
	90[o]	-50[o]	0.20	0.20	0.49	10	30

17.2.4

Bulk Density

Bulk density for each sample was approximated by determining the weight of the sample and calculating a volume.  The volume was reduced based on core recovery and volume lost during cutting. The results are summarized below sorted by rock type.

Graphitic Breccia (Code 1)

- 103 samples

Average SG = 2.60

Graphitic Schist (Code 2)

-  607 samples

Average SG = 2.68

Gneiss (Code 3)

- 1307 samples

Average SG = 2.60

The average SG value was used to produce a weighted average block tonnage for each domain.

17.2.5

Block Model

A block model of blocks 10 x 10 x 5 m was superimposed on the geologic solid model.  The model origin was as follows:

Lower Left Corner

570800 E

10 m wide

100 columns

7120200 N

10 m long

57 rows

Top of Model

600

5 m high

120 levels

No rotation.

For each block the percentage of the block below topography, percentage within the graphitic breccia unit (Domain 1) and the percentage within the graphitic schist unit (Domain 2) were recorded.  The percentage of waste was then calculated as the % below topography - % breccia - % schist.

Gold grades were interpolated into blocks using ordinary kriging.  Blocks with some percentage of Breccia present had a gold grade estimated from only Breccia composites.  Blocks with some percentage of graphitic schist present had a gold grade estimated for schist from only schist composites.  Finally, for any block with gold in breccia or schist estimated and with a percentage of waste present, a gold grade was estimated for waste using only waste composites.  A total gold grade for each block was then calculated as a weighted average of these three grades.

Kriging was done in multiple passes using expanding search ellipses related to the semivariogram ranges.  Pass 1 used search dimensions equal to ¼ of the semivariogram range.  For blocks not estimated in this pass, the search dimensions were expanded to ½ the semivariogram range.  The search ellipses were expanded until all blocks in the geologic solids were estimated.

17.3

Resource Statement

Drill hole logging has established geologic continuity within the various breccia and schist lithologies.  However, there is simply too little assay information at this time to classify this resource as anything but inferred.

The results are presented as grade-tonnage tables.  The first table outlines grades and tonnages at a variety of gold cutoff values and presents the total block grade.  This assumes one would mine the entire block, so waste dilution has been added (Table 10).

A second table shows what might be recovered if one could mine to the limits of the mineralized shell containing only graphitic breccia and graphitic schist (Table 11).

A third table presents material within the higher grade core of graphitic breccia and implies one could mine to this boundary (Table 12).

TABLE 10

LMS TOTAL INFERRED RESOURCE

Au Cutoff (g/t)	Tonnes > Cutoff (tonnes)	Grade > Cutoff Au (g/t)	Contained Ounces Gold
0.10	9,680,000	0.61	190,000
0.20	7,460,000	0.75	180,000
0.30	5,860,000	0.89	167,000
0.40	4,780,000	1.01	155,000
0.50	4,110,000	1.10	145,000
0.60	3,610,000	1.18	137,000
0.70	3,130,000	1.26	127,000
0.80	2,710,000	1.34	116,000
0.90	2,370,000	1.41	107,000
1.00	2,050,000	1.48	97,000
1.10	1,740,000	1.55	87,000
1.20	1,490,000	1.62	78,000
1.30	1,250,000	1.70	68,000
1.40	1,040,000	1.76	59,000
1.50	860,000	1.83	51,000

TABLE 11

LMS BRECCIA PLUS SCHIST INFERRED RESOURCE

Au Cutoff (g/t)	Tonnes > Cutoff (tonnes)	Grade > Cutoff Au (g/t)	Contained Ounces Gold
0.10	6,850,000	0.81	178,000
0.20	5,960,000	0.91	174,000
0.30	4,960,000	1.04	166,000
0.40	4,090,000	1.19	156,000
0.50	3,640,000	1.28	150,000
0.60	3,300,000	1.35	144,000
0.70	2,990,000	1.43	137,000
0.80	2,770,000	1.48	132,000
0.90	2,490,000	1.55	124,000
1.00	2,250,000	1.62	117,000
1.10	1,990,000	1.69	108,000
1.20	1,730,000	1.77	98,000
1.30	1,520,000	1.84	90,000
1.40	1,280,000	1.93	80,000
1.50	1,100,000	2.01	71,000

TABLE 12

LMS BRECCIA  INFERRED RESOURCE

Au Cutoff (g/t)	Tonnes > Cutoff (tonnes)	Grade > Cutoff Au (g/t)	Contained Ounces Gold
0.10	2,450,000	1.63	128,000
0.20	2,450,000	1.63	128,000
0.30	2,450,000	1.63	128,000
0.40	2,450,000	1.63	128,000
0.50	2,450,000	1.63	128,000
0.60	2,440,000	1.63	128,000
0.70	2,400,000	1.65	127,000
0.80	2,340,000	1.67	125,000
0.90	2,180,000	1.73	121,000
1.00	2,080,000	1.77	118,000
1.10	1,930,000	1.82	113,000
1.20	1,770,000	1.89	107,000
1.30	1,660,000	1.93	103,000
1.40	1,360,000	2.06	90,000
1.50	1,200,000	2.13	82,000

17.4

Mineral Resource Classification

Mineral Resources for the LMS project are classified as an Inferred Resource according to the CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines (December, 2005).  An Inferred Resource is defined as follows:

Inferred Mineral Resource

“An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, workings and drill holes.”

“Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.  Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.  Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.”

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The author is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issues that could potentially affect this estimate of mineral resources.  Mineral reserves can only be estimated based on the results of an economic evaluation generally as part of a preliminary feasibility or feasibility study.  As such, no reserves have been estimated at this stage.

18.0

Other Relevant Data and Information

No additional information or explanation is known by the author to be necessary to make the technical report understandable and not misleading.

19.0

Interpretation and Conclusions

The LMS property is situated in a portion of the Goodpaster district which has had no known previous exploration prior to AGA’s reconnaissance program in 2004, in spite of the fact that the broader region has attracted considerable interest following the discovery of the Pogo deposit 40 km to the northeast.

Rocks within the LMS project area belong to the Yukon-Tanana Terrrane a complex terrane that was accreted to North America in the mid to Late Cretaceous period.  Among the diverse suites of rocks in this terrane, some of those underlying the project area are similar in composition and structural character to the host rocks at Pogo.

Mineralization in this region, including at Pogo, is believed to be intrusion-related as described by many workers (McCoy, et al.,1997; Newberry, 2000; Smith, 2000; Smith, et al., 2000).  The author’s observations are consistent with this interpretation even though no intrusive rocks have been identified on the property.  Fluids derived from intrusions at depth or at distance laterally can migrate along structures to produce the observed gold mineralization at LMS.  An alternate possibility is that the gold is sourced from metamorphic fluids, in which case, mineralization would be classified as “orogenic” type.  These genetic labels do not affect the architecture or morphology of the deposit because in both cases gold-bearing hydrothermal fluid, regardless of where it is derived, will migrate through rocks according to structural and lithologic factors.

Outcropping gold mineralization was discovered by AGA as part of a regional exploration program in 2004 and has now become what is referred to as the Camp Zone.  AGA followed up with drill testing and discovered down-dip continuity of mineralization in an open folded, west-plunging, stratabound zone of graphitic quartzite breccia as well as high grade gold in subvertical veins in hangingwall and footwall rocks above and beneath the breccia zone.  In 2006, ITH further tested this feature and demonstrated its continuity and occurrence over a broader area.

In 2007, a resource estimate was made using the AGA and ITH drill intercepts through the gold-bearing graphitic quartzite breccia.  The estimate offers a range of grades and tonnages with corresponding contained ounces.  At a 0.3 g/t cutoff, 5.86 M tones of material are estimated to contain 167,000 oz of Au at a grade of 0.89 g/t Au.  This Resource estimate does not include high grade values that probably represent gold in veins through the graphitic quartzite breccia, nor does it include any other vein material above or below the graphitic quartzite breccia as this style of mineralization is not adequately defined to be part of a resource estimate.

The high grade veins crosscut the graphitic quartzite breccia indicating that they post date the mineralization that is included in the resource estimate. It is proposed here that gold-bearing hydrothermal fluids traversed upward through rocks of the LMS area along steep structures and migrated laterally along particular horizons such as the graphitic quartzite breccia.  The nature of this unit is puzzling, but the first author’s preferred hypothesis is that it represents an ancient thrust fault (Figure 14).  If true, it is unlikely that this is the only such surface in the area.  Any other similar surfaces could also be mineralized.  Although, veins could have formed at a relatively much later time during a separate mineralizing event, it is possible that they are the latest stage of an evolving hydrothermal system.  These fluids, at any stage may have encountered pre-existing weak volcanogenic massive sulfide style mineralization and remobilized minor base metals to form the array of vein types and their respective metal contents.

Vein type mineralization has not been adequately tested with the current drilling and is deserving of further exploration.  The graphitic quartzite breccia is an enigmatic unit and style of mineralization, but seems unlikely to be unique on the property.  Likewise, current drilling has not defined the limits of this unit or the mineralization.  Therefore, it also is deserving of further testing and exploration.

Soil sampling by shovel and track-mounted auger along with MMI sampling has identified the presence of at least five additional sizeable areas of anomalous gold in soil.  The largest of these is the Northwest Zone (~500 x 1000m).  When considering the extent and depth to which the project area is buried beneath wind-blown loess, the fact that these areas are identifiable is encouraging and suggests that the Camp Zone is not a unique mineralized body on the property.  Several of these zones define a northwest-trending corridor of anomalism that is approximately 6 km long at the surface.

It is concluded here that identification of gold mineralization and its extent is at an early stage on the LMS property.  The identification of a small Resource based on limited drilling within one of several areas that show gold anomalism at the surface suggests that the LMS property is host to more extensive gold mineralization.

20.0

Recommendations

20.1 Exploration Recommendations

Exploration of the LMS property is at a relatively early stage with discovery and identification of the graphitic quartzite breccia and vein zone(s) extending from the surface to >450m down dip.  It is recommended that exploration of the LMS property continue with a program of drilling, sampling, and structural analysis as best as can be achieved in drill core.  To the extent that trenches can reach bedrock along ridge lines, the excavation, sampling, and mapping of trenches is likely to be helpful in determining the location of particular rock types and structural relations.

The aim of exploration should be to 1) test the location and extent of vein zones through drilling; 2) characterize and explore newly discovered anomalous areas to the northwest with trenches if practicable and drilling; and 3) continue to conduct soil sampling throughout the property to better define the anomalous zones, particularly across the apparent northwest trending corridor of anomalism.

20.2

Budget  for 2006 - 2007

In 2008 ITH will be focusing its exploration program on resource definition drilling at the Livengood Project. As a consequence the LMS Project will conduct only care and maintenance operations. However, ITH is actively seeking a partner to participate in the exploration at Terra so the camp and diamond drills will remain on site in case such a partnership is formed.

21.0

References

Bentzen, A., and A. J. Sinclair, 1993, P-RES – a computer program to aid in the investigation of polymetallic ore reserves; Tech. Rept. MT-9, Mineral Deposit Research Unit, Dept. of Geological Sciences, UBC, Vancouver (includes diskette), 55 pp.

Giroux Consultants Ltd, 2007, LMS resource evaluation, Consultants report to ITH, 12 pp.

Goldfarb, R.J., 1997, Metallogenic evolution of Alaska, in Mineral Deposits of Alaska, Goldfarb, R.J., and Miller, L.D. ed.  Economic Geology Monograph 9, p. 4-34.

Goldfarb, R., Hart, C., Miller, M., Miller, L., Farmer, G.L., Groves, D., 2000, The

Tintina gold belt – a global perspective, in The Tintina Gold Belt: Concepts,

 Exploration, and Discoveries, British Columbia and Yukon Chamber of

 Mines, Cordilleran Roundup Special Volume 2, p. 5-31.

Klipfel, P., 2006, Summary report on the LMS gold project, Goodpaster District, Alaska,

 Independent consultants report, 25 pp.

Klipfel, P. 2007, Petrographic evaluation of LMS host rocks and mineralization, Goodpaster

 District, Alaska; unpublished consultants report for ITH, 113 pp.

McCoy, D., Newberry, R.J., Layer, P., DiMarchi, J.J., Bakke, A., Masterman, J.S., and

Minehane, D.L., 1997, Plutonic related gold deposits of interior Alaska,

Society of Economic Geologists, Economic Geology Monograph 9, pp. 91-241.

Newberry, R.J., 2000, Mineral deposits and associated Mesozoic and Tertiary igneous rocks within the interior Alaska and adjacent Yukon portions of the ‘Tintina’

 gold Belt’: a progress report, in The Tintina Gold Belt: Concepts, Exploration,

 and Discoveries, Cordilleram Roundup Special Volume 2, British Columbia

 and Yukon Chamber of Mines  pp. 59-88.

Plafker, G. and Berg, H.C., 1994, Overview of the geology and tectonic evolution of Alaska, in

Plafker, G. and Berg, H.C. eds., The Geology of Alaska: Geological Society of America,

Boulder CO,  The Geology of North America, v. G1, p. 989-1017.

Reynolds, J., 2007, Reconnaissance survey of fluid inclusions from a Au prospect memorandum,

consultants report to ITH, 9 pp.

SGS, 2006, A mineralogical description of gold occurrences within two exploration sample composites, consultants report to AngloGold Ashanti Corp.,  96 pp.

Sinclair, A.J., 1976: Applications of probability graphs in mineral exploration; Spec. v. 4, Association of Exploration Geochemists, 95 pp.

Smith, M., 2000, The Tintina gold belt: an emerging gold district in Alaska and

Yukon, in The Tintina Gold Belt: Concepts, Exploration, and Discoveries,

British Columbia and Yukon Chamber of Mines, Cordilleran Roundup Special

Volume 2, p. 1-3.

Smith, M., Thompson, J.F.H., Moore, K.H., Bressler, J.R., Layer, P., Mortensen, J.K.,

Abe, I., Takaoka, H., 2000, The Liese Zone, Pogo property: a new high-grade fold deposit in Alaska, in The Tintina Gold Belt: Concepts, Exploration, and

Discoveries, Cordilleram Roundup Special Volume 2, British Columbia and

Yukon Chamber of Mines, p. 131-144.

Zamudio, J., 2006, LM-06-21-970ft Clay Determination Revised, 1pp.

Zonge Engineering and Research Organization, 2005, Logistical Report Dipole-

Dipole Complex Resistivity (CRIP) & Natural Source Audio-Frequency

Magneto-Telluric (NSAMT) Surveys, LMS Project, Delta Junction, Alaska,

consultants report to AGA, 13 pp.

22.0

Illustrations

Figure 1.  Location map of Alaska showing the LMS property.

Figure 2.  Map showing the LMS claim block.

LMS Claim Block
Soil Gold Au (ppb)
100 to 401
30 to 100
15 to 30
0 to 15
Mica Schist
0
1
2
kilometers
NW
Liscum
NW Camp
Camp
South
Ridge
Jolly

Figure 3.  Plot showing soil sample locations and gold values for those samples.  Note the northwest alignment of anomalous zones.

Figure 4.  Terrane map of Alaska showing the Yukon-Tanana Terrane (YT) and the location of the LMS property (red star).  Adapted from Goldfarb, (1997).

Figure 5.  Photos of key features at LMS.  A) View of LMS camp and hill top where the discovery outcrop is located.  B) Part of the LMS camp.  C) Part of the discovery outcrop consisting of veined silicified breccia and schist.  D) Open-space quartz veining with Fe-stain in sample from the discovery outcrop.  E) Drill core showing silicified breccia from the down-dip extension of the silicified outcrop.  F and H) Two views of gneiss showing elongation fabric (F) and the elongation fabric in cross section (H).  G)  Relict apparent porphyritic texture in footwall gneiss (from LM-06-26).

Figure 6.  Photographs of principle rock types at LMS.  A) banded siliciclastic sediment, “quartzite”, 06-29, 631ft;  B)  black and white banded graphitic quartzite; 05-11, 382-408ft; C)  laminated black quartzite; 05-11, 394.5ft;   D) elongated and silicified (?) gneiss; 06-17, 335ft;   E)  banded and veined calc-silicate rock; 06-31, 818.5ft;   F)  banded and veined calc-silicate rock; 06-31, 818.5ft;     G) silicified graphitic breccia; 06-29, 57.8ft ; 1.55 g/t Au;   H) silicified qraphitic breccia; 06-31, 878-880ft; 10.8 g/t Au;    I)  Vuggy quartz vein cross-cutting silicified breccia. 06-25; J)  black sulfidic breccia (graphitic quartzite breccia); 05-11,393ft.

Figure 7.  Examples of fold relations observed in core.   A) Gneiss (left) - schist (right) contact showing a drag fold along a clear narrow tectonic contact; LM-06-13.   B) Clear fold nose and apparent folded pyrite clast in graphitic quartzite breccia; contains 5.3 g/t Au; LM-06-29.   C) tectonic contact between different schist units   D) fold noses in core indicate the presence of fold axes nearly perpendicular to core axes   E)  This stick of core is correctly oriented in an orienting jig and shows a gently west-dipping nearly subhorizontal fold axis.  Photos D and E courtesy of Ed Hunter.

SE
NW
Graphitic Quartzite
Schist
Gneiss
Gneiss
Hypothetical Thrust Fault
100 m
200
100 m
200
300
400
LM-05-15
LM-05-14
LM-05-11
LM-05-12
LM-06-21
LM-06-26
LM-06-29
LM-06-31
LM-06-35
LM-06-36
0 100 200
meters

Figure 8.  Map showing drill holes, topography and cross section of the Camp Zone.

Figure 9.  A stereonet plot of poles to foliation from the Camp Zone, coded by drill hole (top), reveals a pattern consistent with a west-northwest moderately plunging fold (bottom).  This fold could be an antiform or a synform, but the cross section shown in Figure 7 supports an antiform interpretation.  The solid black arrow on the bottom diagram indicates north.

Figure 10.  Examples of alteration and mineralization types observed in core.  A) native crystalline gold occurs in vuggy quartz veinlets and open spaces.  In this case, gold almost completely fills the void.  Limonitic iron oxides fill around the gold crystals. The limonite may be after pyrite which sometimes forms in the crystal lined veins. Assay 1542g/t Au, 290 g/t Ag, 922ppm As, 85ppm Sb, 252ppm Cu, 36.1ppm Pb, 242ppm Zn, 0.52ppm Bi; LM-06-29, sample DC125304 (185.5m).

B) Interlayered quartzite and schist shows how fractures and drusy quartz-Fe-oxide fill those fractures preferentially in the brittle quartzitic layers and poorly in the surrounding ductile schistose layers.  This is probably a small-scale analogue for larger mineralized areas at the prospect scale;  C)  Visible gold lies along narrow drusy quartz veinlets.  Note the vuggy character of parallel adjacent veinlets; D) schist with a quartz vein hosting strong silver mineralization;   E)  Multiple stages of quartz introduction (silicification) and crosscutting veinlets are common features   F) Calc-silicate rock with fine galena veinlet across the top.   G)  Quartz veining with Sb-As minerals.    H)    Clay alteration replaces all feldspathic (?) minerals with clay; I) yellow-brown coloration comes from oxidation of hydrothermal carbonate which has flooded this rock and also occurs in the quartz veinlets   J) sericitized and silicified schist is cut by myriad veinlets

LMS Claim Block
NW
NW Camp
Camp
Liscum
South
Ridge
Jolly
MMI Sample
2007 (874)
Plus 10 Mesh
2007 (449)
Minus 80 Mesh
2007 (104)
2006 (22)
2005 (15)
2004 (496)
Track Auger
2007 (172)
2006 (312)
2005 (227)
0
1
2
kilometers

Figure 11.  Summary geochemical map showing the various types of samples collected.

A)

B)

C)

D)

Figure 12.  Plots of metal values for surface geochemical samples.   A) arsenic in soil; B) antimony in soil.  C) MMI Au percentile.  D) MMI arsenic percentile.

Gemcom GEMS 6.1.1 Desktop - \LMS
File Edit Window View Format Workspace Drillhole Block Point Polyline Polygon Surface Solid Volumetrics Tools Options Help
C:\GemcomProjec
Points
Point areas
Polylines
MiscLines
Polygons
Layer grou
Drillholes
DrillHol
Triangulations
TinA*
Block models
Oct07
Underground
Pits and dump
Objects
Alphabetic
Workspaces
General Category
Ready
Undo: On
TIN Attribute Editor
3D
Plan
Dynamic
570670.86x 7121395.86y 0.00z

Figure 13.  View looking north showing modeled Graphitic Breccia in red (code1) and the surrounding Graphitic Schist (code 2) in pink.  Drill holes are indicated with fine gray lines.

?
Hypothetical structures
Graphitic quartzite breccia
Schist
Gneiss
A
B

Figure 14.  Schematic diagram shows LMS mineralization concept model. A) Thrust-faulted volcanosedimentary stratigraphy produces recumbent folds with axial planar thrust surfaces. There may be parallel structures, duplexes, or related lateral structures which might also host mineralization.  The intersection of any of these types of features might explain some of the other surface anomalies at LMS.  Boxed area represents the approximate scale of the area investigated so far with respect to the concept area.  B)  the entire package is folded about steep west-northwest striking and west plunging upright fold axes (red fold).  Faults produced during this deformation could be approximately perpendicular (brown-gray plane) or approximately parallel to the fold axial plane (gray plane).   Hydrothermal fluid rising through the crust could utilized these structures and infiltrate porous/permeable features such as the thrust fault.  Fluids would likely rise along structures and anticlinal axes.  High grade veins ought to lie along the perpendicular faults (brown-gray) or in parallel zones.  This direction is approximately parallel to the principle stress direction that formed the late upright folds.

23.0

Certificates of Authors

CERTIFICATE OF AUTHOR

I, Paul D. Klipfel Ph.D., do hereby certify that:

1.

I am President of :

Mineral Resource Services, Inc.

4889 Sierra Pine Dr.

Reno, NV 89519

2.

I have graduated from the following Universities with degrees as follows:

a.

San Francisco State University,

B.A. geology

1978

b.

University of Idaho,

M.S. economic geology

1981

c.

Colorado School of Mines

M.S. mineral economics

1988

d.

Colorado School of Mines

Ph.D. economic geology

1992

3.

I am a member in good standing of the following professional associations:

a.

Society of Mining Engineers

b.

Society of Economic Geologists

c.

Geological Society of America

d.

Society for Applied Geology

e.

American Institute of Professional Geologists

f.

Sigma Xi

4.

I have worked as a mineral exploration geologist for 28 years since my graduation from San Francisco State University.

5.

I have read the definition of “Qualified person” set out in National Instrument 43-101 and certify that by reason of my education, affiliation with professional associations and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of the technical report titled Summary Report on the LMS Gold Project, Goodpaster District, Alaska and dated February 12, 2008 (the “Technical Report”) relating to the LMS property.  I visited the LMS property on June 15, 2006 for 1 day and again for 4 days on September 20-23, 2006.

7.

I have not had prior involvement with the property that is the subject of the Technical Report.

8.

I am not aware of any material fact or material change with respect to the subject mater of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

10.

I have read National Instrument 43-101 and Form 101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 12 Day of February, 2008

_(signed)  Paul Klipfel________

[Seal – AIPG 10821]

Signature of Qualified Person

_Paul Klipfel_________________

Print name of Qualified Person

CERTIFICATE G.H. Giroux

I, G.H. Giroux, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

 1)

I am a consulting geological engineer with an office at #1215 - 675 West Hastings

Street,

Vancouver, British Columbia.

 2)

I am a graduate of the University of British Columbia in 1970 with a B.A. Sc. and in 1984 with a M.A. Sc., both in Geological Engineering.

 3)

I am a member in good standing of the Association of Professional Engineers and

Geoscientists of the Province of British Columbia.

4)

I have practiced my profession continuously since 1970.  I have had over 30 years experience calculating mineral resources.  I have previously completed resource estimations on a wide variety of precious metal deposits both in B.C. and around the world, many similar to LMS.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Instrument 43-101.

 6)

This report titled “Summary Report on the LMS Gold Project, Goodpaster District, Alaska” dated February 12, 2008, is based on a study of the data and literature available on the LMS Property.  I am responsible for Section 17 on the resource estimations completed in Vancouver during 2007.  I have not visited the property.

 7)

I have not previously worked on this deposit.

 8)

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9)

I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

10)

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 12th day of February, 2008

(signed)  G. H. Giroux

[Sealed]

G. H. Giroux, P.Eng., MASc.

Appendix 1.

Claim Information

Appendix 2.  List of Drill Holes Provided for Resource Estimation

HOLE	EASTING	NORTHING	ELEVATION	HOLE LENGTH
LM-05-01	571557.00	7120398.00	582.50	91.44
LM-05-02	571596.00	7120495.00	584.90	109.73
LM-05-03	571609.00	7120498.00	584.00	91.44
LM-05-04	570523.00	7119831.00	453.80	91.44
LM-05-05	570801.00	7119691.00	481.30	91.44
LM-05-06	570995.00	7119975.00	509.60	91.44
LM-05-07	571513.00	7120410.00	580.90	121.92
LM-05-08	572540.00	7120504.00	603.50	91.44
LM-05-09	571996.00	7121339.00	516.60	91.44
LM-05-10	572000.00	7121300.00	516.60	86.87
LM-05-11	571351.00	7120417.00	571.50	260.97
LM-05-12	571351.00	7120417.00	571.50	264.57
LM-05-13	571450.00	7120320.00	570.60	244.45
LM-05-14	571450.00	7120320.00	570.60	154.84
LM-05-15	571450.00	7120320.00	570.60	268.83
LM-05-16	571425.00	7120611.00	548.60	244.63
LM-05-17	571425.00	7120611.00	548.60	241.83
LM-05-18	584100.00	7127500.00	429.20	291.08
LM-06-19	572000.00	7121345.00	453.80	86.87
LM-06-20	571358.00	7121413.00	421.80	85.34
LM-06-21	571140.00	7120464.00	529.10	334.98
LM-06-22	571140.00	7120464.00	529.10	435.25
LM-06-23	571189.00	7120356.00	542.80	390.45
LM-06-24	571189.00	7120356.00	542.80	490.27
LM-06-25	571418.00	7120475.00	577.30	184.40
LM-06-26	571131.00	7120544.00	528.80	386.18
LM-06-27	571650.00	7120600.00	522.70	172.52
LM-06-28	570888.00	7120346.00	483.70	454.15
LM-06-29	571426.00	7120618.00	545.90	465.43
LM-06-30	571298.00	7120955.00	457.80	361.80
LM-06-31	571138.00	7120545.00	528.80	395.33
LM-06-32	570504.00	7118800.00	384.70	423.67
LM-06-33	570402.00	7118644.00	364.50	303.58
LM-06-34	571139.00	7120258.00	526.40	392.58
LM-06-35	571138.00	7120549.00	528.80	371.40
LM-06-36	571138.00	7120533.00	528.80	423.06
36 HOLES				9087.06

Appendix 3.  Semivariograms for gold